Exhibit 99.2

PRESS RELEASE

INTESA SANPAOLO: NEGOTIATIONS FOR THE ACQUISITION OF CONTROL OF CARIFIRENZE STARTED

Torino, Milano, 24th April 2007 — Intesa Sanpaolo - upon request of Consob - communicates that it has entered into negotiations with Ente Cassa di Risparmio di Firenze for a transaction including the  key  points detailed below:

-               acquisition of control of Carifirenze by Intesa Sanpaolo;

-               acquisition of an interest in Intesa Sanpaolo by  Ente Cassa di Risparmio di Firenze;

-               retaining by Ente Cassa di Risparmio di Firenze of a minority stake in the capital of Carifirenze;

-               widening of the geographical area currently covered by Carifirenze.

As for press rumours, regarding in particular the price, a “non-cash” deal and a possible delisting of Carifirenze, Intesa Sanpaolo clarifies that these issues are part of terms and conditions which have not yet been defined by the parties so far.

Any further development will be duly disclosed to the market.

Investor Relations (Andrea Tamagnini)		Media Relations (Costanza Esclapon)
+39.02.87943180		+39.02.87963531
investor.relations@intesasanpaolo.com		stampa@intesasanpaolo.com
www.intesasanpaolo.com